Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Six months ended June 30, 2013

Income from continuing operations before taxes on income	$1,357
Adjustments:
Equity in earnings of equity affiliates	(339)
Distributed income of equity affiliates	182
Net income attributable to noncontrolling interests	(2)
Fixed charges net of capitalized interest	80

Earnings before taxes and fixed charges as adjusted	$1,278

Fixed charges:
Interest incurred (a)	$80
Portion of rent expense which represents an appropriate interest factor (b)	16
Amortization of debt costs	1

Total fixed charges	$97

Ratio of earnings to fixed charges	13.2

(a)	Interest incurred includes capitalized interest and amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.